P_R_O_S_P_E_C_T_U_S
                                1,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                             ---------------------

    This Prospectus relates to the public offering, which is not being underwritten, from time to time by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders") of up to 1,000,000 shares of Common Stock, par value $0.001 per share (the "Shares"), of Access Health, Inc. ("Access Health" or the "Company"), held by certain Selling Stockholders. See "Selling Stockholders." The Company will receive no part of the proceeds of such sales. All of the shares were originally issued by the Company to the Selling Stockholders as consideration for the acquisition of InterQual, Inc. ("InterQual") on June 30, 1998. The Shares are being registered by the Company pursuant to registration rights granted to the Selling Stockholders. See "Recent Developments" for a discussion of the Company's acquisition of InterQual.

    The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. It is anticipated, however, that the Shares may be offered by the Selling Stockholders from time to time in one or more transactions on the Nasdaq National Market, in privately negotiated transactions at such prices as may be agreed upon, or in a combination of such methods of sale. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Plan of Distribution."

    The Company's Common Stock is listed on the Nasdaq National Market under the symbol "ACCS." On July 13, 1998 the last sale price of the Company's Common Stock was $25.50 per share.

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution."
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is July 14, 1998
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                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

    The Company has filed with the Commission a Post-Effective Amendment on Form S-3 to a Registration Statement on Form S-4 (together with such post-effective amendment, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1997.

    2. The Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 1997.

    3. The Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1998.

    4. The Company's Current Report on Form 8-K filed on July 10, 1998.

    5. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on December 24, 1991.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part and to be part hereof from the date of filing of such documents.

    In addition, pursuant to Rule 12b-23 under the Exchange Act, the information included in the Company's Registration Statement on Form S-4 (Commission File No. 333-56253), of which this Prospectus constitutes a part, is incorporated herein by reference.

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    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to the Investor Relations Department, Access Health, Inc., 335 Interlocken Parkway, Broomfield, Colorado 80021, telephone (303) 466-9500.

                                  THE COMPANY

    Access Health is a leading provider of care management products and services to the health care industry. Access Health provides its services primarily through four telephonic care centers, which are staffed by registered nurses and other health care professionals. Access Health's clients include health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), indemnity insurers, integrated delivery systems, government agencies, self-insured employers and physician groups. Access Health's objective is to measurably improve the delivery of health care through integrated programs that help individuals effectively manage their health needs. Its products and services are designed to help reform an inefficient health care system in ways that benefit health care payors, providers and individuals.

    Access Health was founded in 1987 and until 1993 primarily provided consumer health care information products and services designed to help hospitals and other health care providers market their services. Beginning in 1993, Access Health changed its focus to developing, marketing and delivering personal health management products and services to health plans and payors, which were primarily designed as a value added member benefit to help attract and retain members. At the same time, Access Health altered its business model to price its products and services predominantly on a recurring per-member per-month fee basis rather than on a non-recurring basis. Access Health enjoyed significant growth of its personal health management business through mid-1996, at which point customer demand for care management products which provided demonstrable cost savings began to intensify. At the time, health care service providers were experiencing increased price competition and rising medical costs, resulting in unprecedented high medical loss ratios and lower profitability. In November 1996, Access Health merged with Informed Access Systems, Inc. ("Informed Access"), a developer of leading-edge clinical assessment tools and care management programs. With this merger, Access Health significantly expanded its suite of care management products. Also in November 1996, Access Health acquired Clinical Reference Systems, Ltd. ("CRS"), which develops health information and patient education software programs. Access Health's care management business has grown dramatically; the number of enrolled members has increased to approximately 25 million in February 1998 from over 14 million at the end of fiscal 1996. On June 30, 1998, Access Health acquired InterQual, which develops and markets clinical decision support information that assists health care payors and providers in making and evaluating level of care and clinical appropriateness decisions. See "Recent Developments."

    Access Health was incorporated in California in October 1987 as Referral Systems Group, Inc., adopted the name Access Health Marketing, Inc. in July 1990, reincorporated in Delaware in January 1992 and changed its name to Access Health, Inc. in March 1995. Access Health maintains its principal executive offices at 335 Interlocken Drive, Broomfield, Colorado 80021, and its telephone number is (303) 466-9500.

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                              RECENT DEVELOPMENTS

    On June 30, 1998, the Company completed the acquisition of InterQual pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization dated as of June 4, 1998 (the "Merger Agreement"), entered into by and among the Company, a newly-formed, wholly-owned subsidiary of the Company ("Merger Sub") and InterQual, pursuant to which Merger Sub merged with and into InterQual, with InterQual being the surviving corporation and becoming a wholly-owned subsidiary of the Company (the "Merger"). As a result of the Merger, all of the outstanding Class A and Class B Common Stock of InterQual converted into an aggregate of 4,540,000 shares of Company Common Stock. The Merger and the related transactions are more fully described in the Company's Registration Statement on Form S-4, of which this Prospectus constitutes a part, filed with the Commission and which is incorporated herein by reference. See "Incorporation of Certain Documents By Reference."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THE PROSPECTUS, EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL UNDER "THE COMPANY" AS WELL AS IN THIS PROSPECTUS GENERALLY, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE HEREIN. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS. THE FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE HEREIN ARE MADE AS OF THE DATE OF THIS PROSPECTUS AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS.

    UNCERTAINTIES RELATING TO INTEGRATION OF INTERQUAL OPERATIONS MAY AFFECT OPERATING RESULTS. The Company and InterQual consummated the Merger with the expectation that the Merger will result in beneficial synergies for the combined companies. Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is achieved in an efficient, cost-effective and timely manner, and there can be no assurance that this will occur. The successful combination of the two companies will require, among other things, the timely integration of the companies' respective product and service offerings and the coordination of their respective sales and marketing and research and development efforts and the continuation of key members of the InterQual management team. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. There can be no assurance that integration will be accomplished smoothly, on time or successfully. Integrating the operations of the two companies could have a material adverse effect on the Company's business. For example, the process could (i) interrupt the Company's and InterQual's business,
(ii) divert management attention, (iii) place further pressure on the Company's officers, and (iv) result in additional administrative and other expense. Failure to effectively accomplish the integration of the two companies' operations could have a material adverse effect on the Company's business, results of operations and financial condition.

    POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS. The issuance of Company Common Stock in connection with the Merger is expected to have the effect of initially reducing the Company's net income per share and could reduce the market price of Company Common Stock. While the transaction is not expected to be accretive until fiscal 1999, the degree of such accretion, if any, will depend on revenue growth, cost savings and/or other business synergies sufficient to offset the effect of such stock issuance. There can be no assurance that such synergies will be achieved.

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    MATERIAL EXPENSES RESULTING FROM THE MERGER WILL IMPACT RESULTS OF
OPERATIONS. The Company's results of operations will be adversely affected by Merger-related expenses, consisting primarily of nonrecurring transaction costs of financial advisors, attorneys, accountants, financial printing and other related charges estimated to be approximately $8 to $9 million. These costs will be charged to operations in, and will therefore negatively impact operating results for, the fiscal quarter ended June 30, 1998. Although the Company does not believe that the costs will exceed these estimates, there is no assurance that these estimates are correct or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies or will result in a material adverse effect on the results of operations and financial condition of the Company in future periods.

    UNCERTAINTY RELATED TO OBTAINING, EXPANDING AND RETAINING CONTRACTS MAY IMPACT RESULTS OF OPERATIONS. The Company's ability to increase revenues and profitability is largely dependent on the Company's ability to secure additional care management contracts and to retain and expand existing contracts. The Company could be adversely affected by the termination or non-renewal of any of the Company's contracts, or by renegotiation of the terms of contracts, particularly if the affected contracts cover a large number of members or represent a significant portion of the Company's care management revenue. For example, in fiscal 1997, the Company renegotiated various older care management contracts, typically upon renewal, to bring price terms based on minimum membership and utilization rates previously negotiated in line with actual membership and utilization rates. Such rationalizations resulted in a decrease of revenue by approximately $7.0 million in fiscal 1997. During the first half of fiscal 1998 contract rationalizations decreased revenue by approximately $2.7 million and for the balance of the year the Company expects contract rationalizations to reduce revenue under such contracts by approximately $3.2 million. Any factors adversely affecting the market for the care management product or the licensing and support services products, including factors outside of the Company's control, such as adverse publicity or government regulatory action, could have a material adverse effect on the Company.

    DEPENDENCE ON PRINCIPAL CUSTOMERS. Significant portions of the Company's revenues are generated by a limited number of customers. The Company's care management contracts range from approximately 800 members to 3.0 million members per contract. In fiscal 1997, the five largest single care management enrollments totaled 3.0 million, 2.4 million, 1.9 million, 1.5 million and 1.5 million members. In fiscal 1997, the Company's three largest customers accounted for approximately 8.0%, 7.8%, and 6.9% of the Company's total revenues and the Company's top five customers, in the aggregate, accounted for approximately 33.4% of the Company's total revenues. After an initial term of approximately one to four years, contracts generally can be terminated upon 60 to 360 days notice to the Company. Three of the Company's five largest contracts are up for renewal in the second half of fiscal year 1998. The Company's contracts could be subject to early termination by its customers if the Company were not in compliance with any applicable government regulation. The termination, non-renewal or renegotiation of any such agreements could have a material adverse effect on the Company's operating results.

    UNCERTAINTY OF FUTURE OPERATING RESULTS. The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. There can be no assurance that the Company's revenues and profitability will increase during fiscal 1998 and beyond. The Company's revenues may be materially adversely affected by the termination or non-renewal of the Company's contracts or by the renegotiation of the terms of such contracts. The Company may incur significantly increased sales, marketing, and promotional expenses during fiscal 1998, and may devote additional resources to the further development of care management, disease management or other new products. To the extent that the Company incurs increased expenses, the Company's operating results will be adversely affected unless revenues and operating margins increase sufficiently to offset such expenditures.

    HIGHLY COMPETITIVE MARKET. The market for the Company's products and services is highly competitive. There are a number of competitors that offer products or services that compete with some or all of

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those offered by the Company. Existing and potential clients may also evaluate the Company's products or services against internally developed programs. Increased competition could result in pricing pressure and margin erosion. In its existing business and as the Company offers new products or services, or enters new markets, it may face increased competition from competitors, some of which may have substantially greater financial, marketing and technical resources than the Company. In particular, several small competitors have recently been acquired or are expected to be acquired by companies with substantially greater financial, marketing and technical resources than the Company, and this could lead to increased competition. There can be no assurance that the Company will continue to compete successfully.

    CHANGING HEALTH CARE MARKET COULD CAUSE NEW PRODUCT DEVELOPMENT AND OTHER COSTS TO INCREASE; ABILITY TO ADAPT TO CHANGE. The health care industry has undergone significant changes in recent years, and changes are expected to continue. Containing health care costs has become a national priority. As a result, the health care industry has become increasingly dominated by managed health care plans, causing cost containment pressure to rise. To address these changes, the Company shifted its business focus in 1993 to payors from providers and developed its personal health management services. There is no assurance that the Company's existing products and services will achieve continued success or that its new products and services will succeed. There also can be no assurance that continued industry change will not adversely affect the Company's ability to compete. Continued change may cause the Company to incur significant product development and marketing expenses, which could have a material effect on operations. The Company's future success will depend on the Company's ability to adapt to the changing needs of the health care industry.

    DEPENDENCE ON ADEQUATE FUNCTIONING OF CARE CENTER OPERATIONS. The Company maintains member service and data centers ("care centers") in Rancho Cordova, California; Chicago, Illinois; Broomfield, Colorado; and Phoenix, Arizona. The Company's operations depend on the adequate functioning of the computer and telephone systems in its call centers. Although the Company has taken precautions to provide for power, computer, and telephone systems redundancy, there can be no assurance that a fire or other disaster affecting the centers or an equipment failure would not disable the Company's systems for a significant period of time. Any significant damage to the Company's facilities or an equipment failure could have a material adverse effect on the Company's results of operations.

    The successful operation of the Company's care centers is based on a networked information system. The information system provides care center nurses and health care counselors with access to care management applications and a database of information including member information, plan rules, physician information and clinical algorithms and guidelines. The Company is in the process of developing a new information system which combines certain aspects of the different systems developed by Access Health and Informed Access. Failure to successfully develop and implement this new information system could delay revenues or increase operating costs and could have a material adverse effect on the Company. The ability to continue to develop, implement and support the Company's information systems is dependent on its ability to employ and retain experienced technical personnel. If the Company is unable to hire and retain required personnel or is required to pay compensation at significantly higher levels to attract and retain technical personnel it could have a material adverse effect on the Company's financial results.

    LIMITATIONS ON PROTECTION OF PROPRIETARY RIGHTS. The Company regards its software, clinical algorithms and nursing assessment tools, clinical operational expertise and marketing and program operation materials as proprietary and takes action to protect its intellectual property with patents, copyrights, trademarks, trade secret laws and restrictions on disclosure, copying and transferring title. Despite the Company's precautions, it may be possible for unauthorized third parties to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that competitors, some of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the

Company's ability to market its products and services either in the United States or in international markets. The Company could incur substantial costs defending itself in suits against the Company or its proprietary rights or in bringing suits against those parties to enforce the Company's proprietary rights. The Company has been issued patents on its clinical algorithms in the United States and has filed for patent protection in some foreign countries. There is no assurance that such patents will not be challenged or invalidated. Existing copyright laws afford only limited practical protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States, which could be a factor depending upon into which countries outside the United States the Company expands.

    NEED TO CONTINUE TO MANAGE GROWTH OF OPERATIONS. The Company has experienced rapid growth in recent years. Continued rapid growth may place a significant strain on the Company's management, telecommunications systems, operational infrastructure, working capital and financial and management control systems. The difficulties of managing growth may be increased by the necessity of coordinating geographically separated organizations. In order for the Company to manage its client base successfully, management will be required to anticipate the changing demands of their growing operations and to adopt systems and procedures accordingly. Failure to effectively implement or maintain such systems and procedures could adversely affect the Company's business, results of operation and financial condition. Further, there can be no assurance that the Company's current information systems, telecommunications systems and operational infrastructure will be adequate for its future needs, or that the Company will be successful in implementing new systems. Failure to upgrade its information systems, telecommunications systems and operational infrastructure or unexpected difficulties encountered with these systems during expansion could adversely affect the Company's business, financial condition and results of operations.

    ACQUISITION-RELATED RISKS MAY ADVERSELY AFFECT OPERATIONS AND FINANCIAL RESULTS. The Company has grown in part through mergers and acquisitions. The Company has acquired InterQual and intends to evaluate acquisitions of other product lines and businesses as part of its business strategy. The process of integrating an acquired company's business into the Company's operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of an acquisition will be realized. Future acquisitions by the Company could result in potentially dilutive issuance of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's operating results and financial condition. In addition, acquisitions involve numerous risks, including difficulties in managing diverse geographic operations, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, the addition of unanticipated administrative and other expense, and the potential loss of key employees of the acquired company. The inability of the Company's management to respond to changing business conditions effectively, including the changes associated with its acquired businesses and product lines, could have a material adverse effect on the Company's results of operations.

    DEPENDENCE ON KEY EMPLOYEES AND MANAGEMENT OF CHANGE. The Company's success depends on a limited number of key management employees, most of whom are subject to post-employment non-competition restrictions. The loss of the services of one or more of these employees could have a material adverse effect on the Company. The Company believes that its continued success also will depend in large part on its ability to attract and retain highly skilled management, nursing, technical, marketing, and sales personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel as necessary. Furthermore, the Company's ability to manage change and growth successfully will require the Company to continue to improve its management expertise as well as its financial systems and controls.

    VOLATILITY OF STOCK PRICE. The market for the Company's stock is highly volatile. The trading price of the Company's common stock is subject to wide fluctuations in response to a variety of factors including the signing or loss of a major contract, changes in market analyst estimates and recommendations for the Company's common stock, fluctuations in operating results, the failure of operating results to meet market analyst's estimates, changes in government regulation and general conditions in the health care industry and the economy, any of which could cause the price of the Company's common stock to fluctuate, perhaps substantially. In addition, in recent years stock prices have experienced significant fluctuations, which have particularly affected the market price for the securities of health care companies and which often have been unrelated to the operating performance of these companies.

    GOVERNMENT REGULATION. The health care industry is subject to extensive and evolving government regulation at both the Federal and state levels relating to many aspects of the Company's and its clients' businesses in use of the Company's programs, including the provision of health care services, teleservicing, and health care referral programs. These statutes and regulations in many cases predate the development of telephone-based health care information and other interstate transmission and communication of medical information and services. The literal language of certain of these statutes and regulations governing the provision of health care services, including the practice of nursing and the practice of medicine, could be construed by regulatory authorities to apply to certain of the Company's activities, including without limitation teleservicing activities which use California, Illinois, Arizona, and Colorado registered nurses to provide out-of-state care management services such as nursing assessments and information regarding appropriate sources of care and treatment time frames. These statutes and regulations could also apply to certain activities of the Company's health service customers when operating the Company's programs. The Company understands that state regulators in some states have informed some entities that they are adopting such a construction. The Company has taken steps to comply with such regulatory interpretation, but there can be no assurance that such steps will be sufficient to protect the Company from the effects of any such regulatory action. In addition, the literal language of the statutes and regulations governing health maintenance organizations and other plans that provide or arrange for the provision of health care services for a prepaid or periodic charge could be construed by regulatory authorities to apply to certain activities of the Company that are provided on a per-member, per-month basis. The Company has not been made, nor is it aware that any other company providing out-of-state teleservicing has ever been made, the subject of such requirements by a regulatory authority. However, if regulators seek to enforce any of the foregoing statutory and regulatory requirements, the Company, its employees and/or its clients could be required to obtain additional licenses or registrations, to modify or curtail the operation of the Company's programs, to modify the method of payment for the Company's programs, or to pay fines or incur other penalties.

    The payment of remuneration to induce the referral of health care business has been a subject of increasing governmental and regulatory focus in recent years. Section 1128B(b) of the Social Security Act (sometimes referred to as the "Federal anti-kickback statute") provides criminal penalties for individuals or entities that knowingly and willfully offer, pay, solicit or receive remuneration in order to induce referrals for items or services for which payment may be made under the Medicare and Medicaid programs and certain other government-funded programs. The Social Security Act provides authority to the Office of the Inspector General through civil proceedings to exclude an individual or entity from participation in the Medicare and state health programs if it is determined any such party has violated Section 1128B(b) of the Social Security Act. Regulations have been promulgated specifying certain payment practices, which will not be subject to criminal prosecution or civil exclusion. These regulations, commonly referred to as the "safe harbor" regulations, do not expand the scope of the Federal anti-kickback statute, and the fact that a business arrangement does not fit within a safe harbor does not mean the business arrangement violates the Federal anti-kickback statute. The Company's programs do not meet the requirements of the safe harbor for referral services. A number of states in which the Company operates have anti-kickback statutes similar to the Federal statute as well as statutory and regulatory requirements governing referral agencies and regulating franchising and business opportunity ventures. In addition, the Federal government and a number of states have enacted statutes which contain outright prohibitions on referrals for specified services which are made by referring providers who have an ownership interest in, or compensation arrangement with, the entity to which the referral is made. If the Company or the use of its products and services were to be found in violation of such statutes, the Company or its clients could be required to modify or curtail the operation of the Company's programs, or to pay fines or incur other penalties, and the Company's clients could be excluded from participation in the Medicare and Medicaid programs and could be precluded from charging fees and obtaining reimbursement for specified services.

    There can be no assurance that the Company or the use of its products and services will not be subject to review or challenge by government regulators under any of the foregoing statutes and regulations that apply to health care services and products. In addition, additional laws and regulations could be enacted in the future that would regulate the Company or the use of its products and services. Any government investigative or enforcement actions with respect to the Company or the use of its products or services could generate adverse publicity irrespective of the final outcome, and could have a material adverse effect on the Company.

    RISK MANAGEMENT. In recent years, participants in the health care industry, including physicians, nurses and other health care professionals, have been subject to an increasing number of lawsuits alleging malpractice, product liability and related legal theories, many of which involve large claims and significant defense costs. Due to the nature of its business, the Company could become involved in litigation regarding the telephone information given by its registered nurses or those of its licensees with the risk of adverse publicity, significant defense costs and substantial damage awards. The Company has established policies and procedures that limit the information provided by its registered nurses to that contained in its clinical algorithms and protocols and in other approved reference sources. In connection with its teleservices operations, the Company has a quality assurance program that includes real-time audits of calls and post call reviews to monitor compliance with established policies and procedures. Generally, clients review and approve the Company's clinical algorithms, protocols and guidelines prior to program implementation and do not modify them without medical approval. To date, the Company has not been the subject of any claim involving either its clinical assessment systems, the operation of its teleservicing centers or the operation by hospital or other clients of on-site call centers. However, there can be no assurance that claims will not be brought against the Company. Even if such claims ultimately prove to be without merit, defending against them can be time consuming and expensive, and any adverse publicity associated with such claims could have a material adverse effect on the Company. Further, there can be no assurance that the Company has appropriate or sufficient coverage under the existing insurance plans or that they will be able to obtain appropriate or sufficient amounts of insurance in the future to address the foregoing risks on terms that are commercially reasonable.

    IMPACT OF THE YEAR 2000 ON COMPUTER SYSTEMS. The architectural design on the Company's computer systems and infrastructure have taken into account the effect of integrating existing date data with date data from the Year 2000 and beyond. As a result, the Company believes it will address and resolve any possible issue associated with the integration of Year 2000 date data in a timely fashion and will not materially affect future financial results or cause reported financial information to be inaccurate. Nevertheless, unforeseen internal problems or unanticipated events including the inability of third party vendors to integrate Year 2000 date data could occur causing a material adverse effect on the Company's business, results of operations and financial condition.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

    The following table sets forth as of the date of this Prospectus, the name of each of the Selling Stockholders, the number of shares of Common Stock that each such Selling Stockholder beneficially owns as of June 30, 1998, the number of shares of Common Stock beneficially owned by each Selling Stockholder that may be offered for sale from time to time by this Prospectus, and the number of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the Common Stock offered hereby.

    The Company has agreed to initially register up to 1,000,000 Shares for resale by the Selling Stockholders. The Shares being offered by the Selling Stockholders were acquired from the Company in connection with the issuance of shares as consideration for the acquisition of InterQual, Inc. on June 30, 1998. See "Recent Developments." Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

                                                                                             SHARES OF COMMON STOCK
                                                                    SHARES                     BENEFICIALLY OWNED
                                                                 BENEFICIALLY      SHARES       AFTER OFFERING(1)
                                                                OWNED PRIOR TO      BEING    -----------------------
                     SELLING STOCKHOLDER                          OFFERING(1)      OFFERED     NUMBER      PERCENT
-------------------------------------------------------------  -----------------  ---------  ----------  -----------
Charles Jacobs(2)............................................       1,911,498       499,761   1,411,737        7.43%
Susan Weagly Jacobs(3).......................................         802,515       210,257     592,258        3.12
Josephine A. Lamprey(4)......................................         914,576       234,820     679,756        3.58
Randolph W. Seed, M.D.(5)....................................         228,853        55,162     173,691        0.91

------------------------

(1) Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table above has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage beneficial ownership is based on 19,010,997 shares of Common Stock outstanding as of June 29, 1998 and such shares of Common Stock issued in connection with the Merger in exchange for all of the outstanding Class A and Class B Common Stock of InterQual.

(2) Includes 4,000 shares of Common Stock owned by Randolph W. Seed which, pursuant to a Pledge Agreement, effective on January 1, 1997, between Randolph Seed, M.D. and Charles M. Jacobs (the "Pledge Agreement"), and the amendments thereto, was pledged to Mr. Jacobs, together with the stock's voting and other rights, until such time as Mr. Jacobs' loan to Dr. Seed is repaid in full. Mr. Jacobs was a founder of InterQual and served as a director and as Chief Executive Officer from its inception until the effective date of the Merger.

(3) Ms. Jacobs was a founder of InterQual and served as a director and as a Senior Vice President of InterQual until the effective date of the Merger. Ms. Jacobs is currently an employee of the Company.

(4) Includes 18,308 shares of Common Stock owned by a trust as to which Ms. Lamprey shares voting power. Ms. Lamprey served as a director and as President of InterQual until the effective date of the Merger. She is currently an employee of the Company.

(5) Represents shares pledged pursuant to the Pledge Agreement and 18,308 shares of Common Stock owned by a trust as to which Mr. Seed shares voting power. Mr. Seed served as a director of InterQual until the effective date of the Merger.

                              PLAN OF DISTRIBUTION

    Access Health will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Access Health Common Stock offered hereby. Any or all of the shares of Access Health Common Stock may be sold from time to time (i) to or through underwriters or dealers, (ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of any such methods of sale.

    The shares of Access Health Common Stock offered hereby may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. The shares offered by the Selling Stockholders may be sold from time to time on one or more exchanges or in the over-the-counter market, or otherwise at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholders may sell their shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Without limiting the generality of the foregoing, the shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated prior to the sale. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rules 144 or 145 may be sold under such rules rather than pursuant to this Prospectus.

    The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Access Health Common Stock may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the Access Health Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Access Health Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by an agreement between the Selling Stockholders and underwriters or dealers. Brokers or dealers acting in connection with the sale of Access Health Common Stock contemplated by this Prospectus may receive fees or commissions in connection therewith.

    At the time a particular offer of Access Health Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of shares of Access Health Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Access Health Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or Access Health and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Access Health Common Stock.

    Under applicable rules and regulations under the Exchange Act, in connection with any distribution of the Access Health Common Stock, the Selling Stockholders may not, directly or indirectly, bid for, purchase or attempt to induce any other person to bid for or purchase the Access Health Common Stock during a period beginning one day prior to the determination of the offering price in connection with such distribution and ending when the distribution is completed.

    In order to comply with certain states' securities laws, if applicable, the Access Health Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

    Access Health has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Access Health appearing in Access Health's Annual Report (Form 10-K/A) for the year ended September 30, 1997 and appearing in the Registration Statement (Form S-4 No. 333-56253) of Access Health have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Informed Access Systems, Inc. as of December 31, 1995 and for the year then ended have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report which is included in the Company's Annual Report on Form 10-K/A which is incorporated by reference herein, and which is referred to in the report of Ernst & Young LLP, in reliance upon the authority of said firm as experts in giving said report.

    The consolidated financial statements of InterQual as of December 31, 1996 and 1997, and for each of the three years ended December 31, 1995, 1996 and 1997 included in this Proxy Statement/Prospectus and Notice and Consent Solicitation Statement have been so included in reliance on the report of Alexander, Aronson, Finning & Co., P.C., independent auditors, given on the authority of such firm as experts in auditing and accounting.

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    NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents By
 Reference.....................................           2
The Company....................................           3
Recent Developments............................           4
Risk Factors...................................           4
Use of Proceeds................................          10
Selling Stockholders...........................          10
Plan of Distribution...........................          11
Legal Matters..................................          12
Experts........................................          12

                                1,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                              P R O S P E C T U S

                             ---------------------

                                 JULY 14, 1998

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